SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes              No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Repsol YPF and Caja de Ahorros y Pensiones de Barcelona, S.A. (“la Caixa”) send a joint Official Notice regarding certain information published by the media related to the application for administrative authorisation to surpass a 10% interest in Gas Natural SDG, S.A. filed by Suez before the Spanish National Energy Commission (Comisión Nacional de Energía).

Official Notice

Chief Financial Officer	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, June 26, 2007

Regarding certain information published by the media related to the application for administrative authorisation to surpass a 10% interest in Gas Natural SDG, S.A. filed by Suez before the Spanish National Energy Commission (Comisión Nacional de Energía), Repsol YPF, S.A. and Caja de Ahorros y Pensiones de Barcelona, S.A. (“la Caixa”) publicly state:

1º.	Neither Repsol YPF nor “la Caixa” have any agreement with Suez for the acquisition by the latest of shares of Gas Natural SDG, S.A., except in the case of “la Caixa” the 5% interest in Gas Natural SDG, S.A. held by HISUSA, Holding de Infraestructuras y Servicios Urbanos, S.A. (hereinafter referred to as Hisusa), a company owned by Suez (51%) and “la Caixa” (49%) and having a Board of Directors composed on equal terms by both partners.

2º.	Repsol YPF and “la Caixa” consider the acquisition by Suez of a minority interest of 11.4% in Gas Natural SDG, S.A. as an exclusive decision of Suez. Repsol YPF Group, with a 30.85% interest, and “la Caixa” Group, with a 33.06% interest (in addition to its participation through Hisusa), are the reference shareholders in Gas Natural SDG, S.A., where both entities have executed shareholders agreements (Agreement dated January 11, 2000, amended by a Novation Agreement dated May 16, 2002, and two addenda to the Novation Agreement dated December 16, 2002 and June 20, 2003), that have been duly notified to and published by the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 27, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer